

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   April 13, 2016

Ulrik Moll
Chief Executive Officer
NABUfit Global, Inc.
626 East 1820 North
Orem, UT 84097

Re: **NABUfit Global, Inc.**
       Registration Statement on Form S-1
       Filed March 22, 2016
       File No. 333-210325

Dear Mr. Moll:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering pursuant to Rules 415(a)(1)(x) and 415(a)(4) of Regulation C. Please disclose the fixed price for the public offering for the duration of the offering and revise your disclosure accordingly throughout the prospectus, including the prospectus cover page, prospectus summary, offering, use of proceeds and plan of distribution sections. Please also revise the legality opinion accordingly.

Ulrik Moll
NABUfit Global, Inc.
April 13, 2016
Page 2

<u>Public Offering Prospectus</u>

<u>Plan of Distribution, page 81</u>

2. Please reconcile your disclosure on page 14 and on page 1 of the resale prospectus that the offering will be conducted on a best efforts basis with your disclosure in this section which appears to suggest that paid underwriters may be used in a firm commitment underwritten offering.

<u>Resale Prospectus</u>

<u>Plan of Distribution, page 13</u>

3. We note your disclosure on page 14 that you will file a prospectus supplement "disclosing certain material information, including the number of shares being offered, the name or names of any underwriters, dealers or agents, the public offering price, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents." This does not appear consistent with Item 512(a)(1)(iii) of Regulation S-K and the associated undertaking you have provided on page 20. Please revise to state that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement.

<u>Exhibit 5.1</u>

4. Please revise the legality opinion to opine that the 19,437,236 shares being offered by the selling shareholders are validly issued, fully paid, and non-assessable. For guidance, refer to Section II.B.2.h in Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: J. Martin Tate, Esq.